

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Joseph Pergola
Chief Financial Officer
Integral Ad Science Holding LLC
95 Morton St., 8th Floor
New York, NY 10014

> **Re: Integral Ad Science Holding LLC**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 20, 2021**
> **CIK No. 0001842718**

Dear Mr. Pergola:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2021 letter.

Draft Registration Statement on Form S-1 filed May 20, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 80

1. You state that the decline in net revenue retention rate (NRR) from 132% in the first quarter of fiscal 2020 to 110% in the first quarter of fiscal 2021 was primarily due to reduced spend caused by the COVID-19 pandemic. If the decline was due to the pandemic, please explain why you did not experience a similar significant decline in fiscal 2019 compared to fiscal 2020. Also, explain why NRR for the first quarter of fiscal 2020 was significantly higher than the NRR for fiscal 2019 and how it compares to the NRR for the first quarter of fiscal 2019. In your response tell us whether any other quarters during

the last two fiscal years experienced similar spikes in NRR.

Management, page 115

2.	We note you identified a director nominee in your Management section on page 115. Please file the consent of the director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act.

 You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Robert E. Goedert